UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
(AMENDMENT NO. 4)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
Shell Canada Limited

(Name of the Issuer)
Royal Dutch Shell plc
Shell Investments Limited
Shell Canada Limited

(Name of Person(s) Filing Statement)
Common Shares

(Title of Class of Securities)
822567103

(CUSIP Number of Class of Securities)
Michiel Brandjes
Company Secretary
Royal Dutch Shell plc
30, Carel van Bylandtaan
2596 HR The Hague
The Netherlands
+31 70 377 9111
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)
Copy to:
William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 207 453 1000
This statement is filed in connection with (check the appropriate box):
☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

☐	The filing of a registration statement under the Securities Act of 1933.

☑	A tender offer.

☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☑
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$1,438,719,986*	$287,744**
*	For purposes of determining the filing fee pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value of the Shell Canada common shares to be received by Royal Dutch Shell plc, assuming acceptance of the Offer by all holders of Shell Canada Limited common shares and options in the United States, is calculated as follows: multiplying (x) 38,016,118, the number of shares of Shell Canada Limited held by shareholders in the U.S. or subject to options held by persons in the U.S., by (y) CAD $45.00, the price to be paid for the shares held by such shareholders, and (z) applying an exchange rate of $0.8410 USD$/CAD$, the Federal Reserve Bank of New York’s noon buying rate for Canadian dollars on February 6, 2007.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, is equal to 0.02% of the value of the transaction.
     Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: $287,744 Form or registration no.: Schedule 13E-3, File No. 005-50218 Filing Party: Royal Dutch Shell plc Date Filed: February 8, 2007

     This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Final Amendment”) amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc, a public company limited by shares incorporated in England and Wales (“Royal Dutch Shell”) and Shell Investments Limited, a company organized under the laws of Canada (“Shell Investments”) with respect to the common shares (the “Common Shares”) of Shell Canada Limited, a company organized under the laws of Canada (“Shell Canada”) on February 8, 2007 as amended by Amendment No. 1 on March 5, 2007. Amendment No. 2 on March 19, 2007 and Amendment No. 3 on April 2, 2007 (as so amended, the “Schedule 13E-3”).
     This Final Amendment is being filed with the SEC to report that the Rule 13E-3 transaction was completed on April 23, 2007 when Royal Dutch Shell completed compulsory acquisition procedures pursuant to the provisions of section 206 of the Canada Business Corporations Act and acquired all of the remaining outstanding Common Shares. As of April 23, 2007 Royal Dutch Shell beneficially owns 100% of the Common Shares and the Common Shares were delisted from the Toronto Stock Exchange as of close of the market on April 25, 2007. Additionally, this Final Amendment includes as Exhibit (a)(5)(C) the press release issued by Shell Canada in connection with the above.
     Capitalized terms used herein but not defined in this Schedule 13E-3 shall have the meanings given to them in the Offer and Circular and the Directors’ Circular attached as Exhibits (a)(3)(A) and (B) to the Schedule 13E-3.
Item 16.  Exhibits.  (Regulation M-A Item 1016).
     Item 16 of the Schedule 13E-3 is hereby supplemented by adding the following exhibits as attached to this Final Amendment:

Exhibit No.	Description
(a)(5)(C)	Press release of Shell Canada Limited dated April 26, 2007 entitled “Royal Dutch Shell plc completes acquisition of Shell Canada Limited”.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2007	ROYAL DUTCH SHELL PLC
	By:	/s/ Michiel Brandjes
		Name:	Michiel Brandjes
		Title:	Secretary

SHELL INVESTMENTS LIMITED
	By:	/s/ Arnold MacBurnie
		Name:	Arnold MacBurnie
		Title:	Chief Executive Officer

SHELL CANADA LIMITED
	By:	/s/ Clive Mather
		Name:	Clive Mather
		Title:	President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
Exhibit (a)(5)(B)	Press release of Royal Dutch Shell dated April 2, 2007 entitled “Royal Dutch Shell plc updates on extended offer for the minority shares of Shell Canada Limited.”